

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

<u>Via E-mail</u>
James Cassidy, Esq.
President
Fall Valley Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

  Re: **Fall Valley Acquisition Corporation**
      Registration Statement on Form 10-12(g)
      Filed June 18, 2014
      File No. 000-55228

      Summer Valley Acquisition Corporation
      File No. 000-55227

      Spring Valley Acquisition Corporation
      File No. 000-55223

      Winter Valley Acquisition Corporation
      File No. 000-55230

      Surprise Valley Acquisition Corporation
      File No. 000-55226

      Distant Valley Acquisition Corporation
      File No. 000-55225

      Pretty Valley Acquisition Corporation
      File No. 000-55224

      Sea Valley Acquisition Corporation
      File No. 000-55229

Dear Mr. Cassidy:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director